                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1996
                          -----------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____________ to ______________

                          Commission file number 0-8591
                                                 ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: FIGGIE INTERNATIONAL INC. SUPPLEMENTARY RETIREMENT SAVINGS PLAN.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: FIGGIE INTERNATIONAL INC., 4420 SHERWIN ROAD, WILLOUGHBY, OHIO 44094.

                              ARTHUR ANDERSEN LLP






               FIGGIE INTERNATIONAL INC.
               SUPPLEMENTARY RETIREMENT SAVINGS PLAN

               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1996 AND 1995
               TOGETHER WITH REPORT OF
               INDEPENDENT PUBLIC ACCOUNTANTS

                              ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
Figgie International Inc.
Supplementary Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Figgie International Inc. Supplementary Retirement Savings Plan (the
Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1996 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1996, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                        /s/ Arthur Andersen LLP



Cleveland, Ohio,
 June 27, 1997.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------

                                      INDEX
                                      -----

             Statements of Net Assets Available for Benefits as of
               December 31, 1996 and 1995

             Statement of Changes in Net Assets Available for Benefits for the
               Year Ended December 31, 1996

             Notes to Financial Statements

             Exhibit 1 - Item 27a--Schedule of Assets Held for Investment
               Purposes as of December 31, 1996

             Exhibit 2 - Item 27d--Schedule of Reportable Transactions for
               the Year Ended December 31, 1996

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                         AS OF DECEMBER 31,1996 AND 1995
                         -------------------------------

                                                                                  1996
                                           -----------------------------------------------------------------------------------------
                                                                                                          Nonparticipant
                                                               Participant Directed                          Directed
                                           --------------------------------------------------------------- ------------
                                                         Figgie         Figgie
                                                      International  International
                                                      Inc. Class A    Inc. Class B   Fixed    International
                                             Equity      Common         Common       Income       Stock
                                              Fund     Stock Fund     Stock Fund      Fund         Fund      Other          Total
                                           ----------- -----------    -----------  -----------  ---------- -----------   -----------

ASSETS:
    Cash (overdraft)                      $        -    $     -       $     -      $   209,015  $     -    $(209,015)    $       -
    Investments, at fair value (Note 3)     16,265,777    224,197       205,252     24,155,361    916,124        -        41,766,711
    Employee contribution receivable            92,377       (208)        2,303        209,204     13,958                    317,634
    Accrued interest income                        -          -             -          287,603        -          -           287,603
                                           -----------  ---------     ---------    -----------  ---------  ---------     -----------

            Total assets                    16,358,154    223,989       207,555     24,861,183    930,082   (209,015)     42,371,948
                                           -----------  ---------     ---------    -----------  ---------  ---------     -----------

LIABILITIES:
    Administrative expenses payable                -          -             -              -        2,920      9,867          12,787
                                           -----------  ---------     ---------    -----------  ---------  ---------     -----------

            Total liabilities                      -          -             -              -        2,920      9,867          12,787
                                           -----------  ---------     ---------    -----------  ---------  ---------     -----------

NET ASSETS (DEFICIT) AVAILABLE
    FOR BENEFITS                           $16,358,154  $ 223,989     $ 207,555    $24,861,183  $ 927,162  $(218,882)    $42,359,161
                                           ===========  =========     =========    ===========  =========  =========     ===========




                                                                                      1995
                                        -------------------------------------------------------------------------------------------
                                                                                                         Nonparticipant
                                                               Participant Directed                         Directed
                                        ---------------------------------------------------------------- --------------
                                                        Figgie           Figgie
                                                     International   International
                                                     Inc. Class A     Inc. Class B   Fixed    International
                                          Equity        Common          Common       Income       Stock
                                           Fund       Stock Fund      Stock Fund      Fund        Fund       Other          Total
                                        -----------    ---------     ---------    -----------  ---------   ----------   -----------

ASSETS:
    Cash (overdraft)                    $       -     $      -       $     -      $   270,344  $     -     $ (270,344)     $    -
    Investments, at fair value (Note 3)  14,007,179      254,751       234,254     27,190,323    910,003          -      42,596,510
    Employee contribution receivable         51,412       (7,768)        1,611        263,005     28,753          -         337,013
    Accrued interest income                     -            -             -          305,733        -            -         305,733
                                        -----------    ---------     ---------    -----------  ---------   ----------   -----------

            Total assets                 14,058,591      246,983       235,865     28,029,405    938,756     (270,344)   43,239,256
                                        -----------    ---------     ---------    -----------  ---------   ----------   -----------

LIABILITIES:
    Administrative expenses payable             -            -             -            7,690      2,868       50,886        61,444
                                        -----------    ---------     ---------    -----------  ---------   ----------   -----------

            Total liabilities                   -            -             -            7,690      2,868       50,886        61,444
                                        -----------    ---------     ---------    -----------  ---------   ----------   -----------

NET ASSETS (DEFICIT) AVAILABLE
    FOR BENEFITS                        $14,058,591    $ 246,983     $ 235,865    $28,021,715  $ 935,888   $ (321,230)  $43,177,812
                                        ===========    =========     =========    ===========  =========   ==========   ===========





                 The accompanying notes to financial statements
                    are an integral part of this statement.

                            FIGGIE INTERNATIONAL INC.

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                        Participant Directed
                                                  -----------------------------------------------------------------------------
                                                                  Figgie           Figgie
                                                             International Inc. International Inc.               International
                                                     Equity   Class A Common    Class B Common    Fixed Income      Stock
                                                      Fund      Stock Fund        Stock Fund          Fund          Fund
                                                  ---------- ------------------ ----------------- ------------   -------------

ADDITIONS:
   Investment income                              $  1,597,027     $ 23,242         $ 10,845      $ 1,481,618     $ 19,283
   Employee contributions                            1,096,538       46,351           35,797        1,726,534      183,385
   Participant transfers from Economy Engineering
     Profit Sharing Plan and Trust                         -            -                -                -            -
   Net appreciation in fair value of investments     2,643,487       25,092              696              -         76,161
                                                  ------------     --------         --------      -----------     --------

         Total additions                             5,337,052       94,685           47,338        3,208,152      278,829
                                                  ------------     --------         --------      -----------     --------

DEDUCTIONS:
   Benefit payments                                  3,755,522       92,366           75,655        6,130,416      271,595
   Net depreciation in fair value of investments           -            -                -            324,086          -
   Administrative expenses                                 -             30               10           13,678       10,434
                                                  ------------     --------         --------      -----------     --------

         Total deductions                            3,755,522       92,396           75,665        6,468,180      282,029
                                                  ------------     --------         --------      -----------     --------

NET INCREASE (DECREASE) BEFORE INTERFUND
   TRANSFERS

                                                     1,581,530        2,289          (28,327)      (3,260,028)      (3,200)

INTERFUND TRANSFERS                                    718,033      (25,283)              17           99,496       (5,526)
                                                  ------------     --------         --------      -----------     --------

NET ADDITIONS (DEDUCTIONS)                           2,299,563      (22,994)         (28,310)      (3,160,532)      (8,726)

NET ASSETS AVAILABLE FOR BENEFITS, beginning
   of year                                          14,058,591      246,983          235,865       28,021,715      935,888
                                                  ------------     --------         --------      -----------     --------

NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS,
   end of year                                    $ 16,358,154     $223,989         $207,555      $24,861,183     $927,162
                                                  ============     ========         ========      ===========     ========

                                                   Nonparticipant
                                                      Directed
                                                     ----------
                                                       Other         Total
                                                     ----------  -------------


ADDITIONS:
   Investment income                                  $     -    $ 3,132,015
   Employee contributions                                   -      3,088,605
   Participant transfers from Economy Engineering
     Profit Sharing Plan and Trust                      922,912      922,912
   Net appreciation in fair value of investments            -      2,745,436
                                                      ---------  -----------

         Total additions                                922,912    9,888,968
                                                      ---------  -----------

DEDUCTIONS:
   Benefit payments                                         -     10,325,554
   Net depreciation in fair value of investments            -        324,086
   Administrative expenses                               33,827       57,979
                                                      ---------  -----------

         Total deductions                                33,827   10,707,619
                                                      ---------  -----------

NET INCREASE (DECREASE) BEFORE INTERFUND
   TRANSFERS

                                                        889,085     (818,651)

INTERFUND TRANSFERS                                    (786,737)         -
                                                      ---------  -----------

NET ADDITIONS (DEDUCTIONS)                              102,348     (818,651)

NET ASSETS AVAILABLE FOR BENEFITS, beginning
   of year                                             (321,230)  43,177,812
                                                      ---------  -----------

NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS,
   end of year                                        $(218,882) $42,359,161
                                                      =========  ===========





             The accompanying notes to financial statements are an
                        integral part of this statement.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------

1. SUMMARY OF THE PLAN:
   -------------------

The Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) was established on January 1, 1985, and was amended and restated on January 1, 1989, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits are prepared on the accrual basis of accounting.

The assets of the Plan are commingled with the assets of the Figgie Security Inc. Supplementary Retirement Savings Plan for investment purposes in the Figgie International Inc. Supplementary Retirement Savings Plan Trust (the Trust). When not specifically identifiable, income and expenses of the Trust are allocated between the Plans.

Net appreciation (depreciation) in fair value and net realized gains on sale of investments for 1996 were calculated on a consolidated basis for the Trust, prior to allocation, based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year.

Reportable Transactions
-----------------------

As the assets of the Plan are commingled in the Trust with the assets of the Figgie Security Inc. Supplementary Retirement Savings Plan, the identification of reportable transactions for each plan is not possible. The schedule of reportable transactions (Exhibit 2) is a comprehensive listing of the reportable transactions or series of transactions of the Trust.

Contributions
-------------

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Participants direct their contributions in 25% increments between the Equity Fund, Fixed Income Fund and International Stock Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock Funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

Investment Income
-----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

Participant Transfers
---------------------

Effective December 31, 1995, the Company amended the Plan in order to merge the Economy Engineering Company Restated Salaried Employee's Profit Sharing Plan and Trust (Economy Plan) with the Plan. This merger resulted in transfers of funds in January 1996 from participants under the Economy Plan and is accounted for as a participant transfer in the accompanying Statement of Changes in Net Assets Available for Benefits.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

3. INVESTMENTS:
   ------------

The Plan's investments consist of an Equity Fund, shares of Figgie International Inc. Class A and Class B Common Stock, a Fixed Income Fund, an International Stock Fund and units of Figgie International Inc. Investment Trust for Retirement Trusts Pooled Fund.

The Equity Fund invests in stock of many U.S. companies. In addition, it invests on a smaller basis in U.S. government obligations as well as short-term holdings.

Effective April 1, 1990, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock. At December 31, 1996, the Plan held 18,332 and 19,042 shares of Class A and Class B Common Stock with a cost basis of $266,654 and $299,415, respectively. At December 31, 1995, the Plan held 24,555 and 23,059 shares of the Company's Class A and Class B Common Stock, with a cost basis of $359,790 and $366,248, respectively.

The Fixed Fund consists of investments which earn a predetermined interest rate or a predetermined interest rate range of a certain specified period of time. Generally, these investments are U.S. government securities, corporate bonds, bank certificates of deposit, and/or other similar items.

The International Stock Fund is a fund which invests in non-U.S. company stock with attractive return potential. The Fund's investments are balanced among the large, well-established markets of Japan and Europe, and some of the world's emerging markets as those in South America and Asia.

In 1991, the Plan began investing in units of the Figgie International Inc. Investment Trust for Retirement Trusts (the Investment Trust) Pooled Fund. These units, valued monthly at current market value, represent the Plan's interest in a variety of securities, including net appreciation or depreciation in fair value and interest and dividend income, net of investment and administrative expenses. The Investment Trust's statements of net assets at December 31, 1995, and the related statement of changes in net assets for the year ended December 31, 1995, together with the unit value calculation, have been audited and reported on by Arthur Andersen LLP, independent public accountants, in a separate report dated July 19, 1996 (not included herein).

The Plan also invests in shares of the Employee Benefit Short-Term Money Market Fund (Money Market Fund). The Money Market Funds consist primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby attempting to minimize the risk involved. The Plan's recordkeeper allocates the investment in the Money Market Funds between the Equity Fund and the Fixed Income Fund at December 31 each year. As such, this investment does not appear as a line item on the statements of net assets available for benefits. Further, as the Trust has many transactions in the Money Market Fund throughout the year, it appears on the schedule of reportable transactions (Exhibit 2).

4. DISTRIBUTIONS TO PARTICIPANTS:
   -----------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $1,798,949 and $4,448,523 at December 31, 1996 and 1995, respectively.

5. FEDERAL INCOME TAXES:
   ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has been received for the Plan and the seven amendments thereto. A favorable determination for amendments 8 through 10 has not been received, but it is the opinion of the plan administrator that the contents of these amendments will not alter the Plan's tax-exempt status. In addition, a favorable determination as to the amended and restated plan's tax exempt status and three amendments thereto have not been received. Informational tax returns are prepared and filed annually with the Internal Revenue Service.

                                                                       EXHIBIT 1

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------

            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1996
                             -----------------------

                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------

                                                                         Fair
       Identity of Issue and Description                Cost             Value
-------------------------------------------------   -----------      -----------
Equity Fund                                         $ 7,387,944      $16,265,777
                                                    ===========      ===========

Figgie International Inc. Class A Common Stock      $   266,654      $   224,197
                                                    ===========      ===========

Figgie International Inc. Class B Common Stock      $   299,415      $   205,252
                                                    ===========      ===========

Fixed Income Fund                                   $21,204,390      $24,155,361
                                                    ===========      ===========

International Stock Fund                            $   824,287      $   916,124
                                                    ===========      ===========



                 The accompanying notes to financial statements
                      are an integral part of this exhibit.

                                                                       EXHIBIT 2






                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------

                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------

During the year ended December 31, 1996, the Trust had the following "reportable transactions," as defined.


                                                                                              Current Value of
                                               Purchase         Selling           Cost of         Asset on
       Identity of Party Involved                Price           Price             Asset       Transaction Date    Net Gain
-----------------------------------------     -----------      -----------      -----------    ----------------    --------
Employee Benefit Short-term Money Market
   Fund (131 transactions)                    $10,353,132      $       -        $10,353,132      $10,353,132       $      -

Equity Fund
   (21 transactions)                            3,132,225              -          3,132,225        3,132,225              -

Employee Benefit Short-term Money Market
   Fund (83 transactions)                             -         12,417,587       12,417,587       12,417,587              -

Equity Fund
   (13 transactions)                                  -          3,802,314        2,182,606        3,362,669        1,619,708




The accompanying notes to financial statements are an integral part of this exhibit.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                FIGGIE INTERNATIONAL INC. SUPPLEMENTARY
                                RETIREMENT SAVINGS PLAN

                                By:  Wilmington Trust Company, Trustee


Date: June 30, 1997              /s/ Moira Walker
      --------------            ---------------------------------------
                                Moira Walker, Senior Financial Services Officer

                                  EXHIBIT INDEX
                                  -------------


23.1     Consent of Arthur Andersen LLP                                    --